SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR BECOMES FIRST EU AIRLINE TO REPORT MONTHLY CO2 EMISSIONS
AVERAGE CO2 IN MAY OF JUST 66G, ALMOST 50% LOWER THAN OTHER MAJOR EU AIRLINES

Ryanair today (5 June) becomes the first EU airline to release monthly CO2 emissions statistics, which show an average of 66g CO2 per passenger/km in May 2019.

Metrics	May 2019
Total Kilometres	17,529m km
Total Passengers	14.1m
Total CO2 Emissions	1,157 kt
CO2 Per Pax/km	66g

With the highest passenger load factor (96%) and one of the youngest fleets (ave. of 6 years), Ryanair delivers the lowest CO2 per passenger/km in the EU airline industry. Its current average CO2 per pax/km of 67g p.a is substantially lower than its EU competitors, and Ryanair has committed to reducing this further to under 60g per pax/km by 2030 – as outlined in its Environmental Policy (click here). Ryanair’s CO2 per pax/km has been cut from 82g to 67g (-18%) over the last decade while high fare competitors such as Lufthansa, BA and AF-KLM currently generate over 120g per pax/km.

Ryanair’s environmental commitment includes an investment of over US$20 billion in a fleet of 210 new Boeing 737 “gamechanger” aircraft, delivered between 2019 and 2024, which will carry 4% more passengers, but with 16% lower fuel burn and 40% lower noise emissions.

CO2 per passenger/km is the most transparent way to accurately measure every airline operating in Europe. Ryanair will publish its monthly CO2 emissions to show its environmental commitment and calls on all other EU airlines to do the same.

Ryanair’s Kenny Jacobs said:

“Ryanair is Europe’s greenest/cleanest airline. We have the youngest fleet and highest load factors, so our CO2 per passenger/km is 67g p.a (almost half the rate of other big European airlines). Over the past decade Ryanair’s CO2 per passenger/km has been cut by 18% from 82g to 67g, while competitors such as Lufthansa, BA and AF-KLM currently generate over 120g per passenger/km.

As part of Ryanair’s environmental commitment, we will invest over US$20 billion in a fleet of 210 new Boeing 737 “gamechanger” aircraft, which will carry 4% more passengers but reduce fuel burn by 16% and cut noise emissions by 40%.

Editor’s note:
It is important to highlight that external factors substantially increase EU airline CO2 emissions. Air Traffic Control (ATC) strikes and staff shortages are forcing airlines to fly longer distances which burn unnecessary additional fuel. These avoidable inefficiencies could be removed by reforming the European ATC system as recently recommended by the European Commission Wise Persons Group.

ENDS
Click here to visit Ryanair’s Environmental Website which includes a new video from Ryanair’s Kenny Jacobs speaking about this announcement.

For further information
please contact:                        Alejandra Ruiz                                   Piaras Kelly
                                                Ryanair DAC                                      Edelman Ireland
              Tel: +353-1-9451799                         Tel: +353-1-6789333
                                              press@ryanair.com                       ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 June, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary